SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 27, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Diovan® achieved 40% reduction in stroke and cardiovascular events in landmark Jikei Heart Study.

•                  Independent Japanese study demonstrates dramatic benefits of adding Diovan to conventional therapy

•                  Study halted early due to superior outcomes for Diovan patients

Basel, April 27, 2007 – New findings from the independent Jikei Heart Study, published today in The Lancet(1), show that adding the blood pressure lowering medication Diovan® to conventional therapy produced a dramatic 39% reduction in cardiovascular events and a 40% reduction in stroke.

The superior benefits reported with Diovan led to an early termination of the study, which involved more than 3,000 Japanese patients.

In addition to its impact on overall cardiovascular events and stroke, Diovan demonstrated relative reductions of 65% in angina pectoris (recurring acute chest pain), 46% in heart failure and 81% in aortic dissection (separation of the wall layers in the body’s main artery) compared to other treatment groups1. According to the investigators, these benefits cannot be explained by a difference in blood pressure alone. There were few adverse events (2.5% overall) with no significant difference in tolerability between the groups.

“The results of this trial carry an important clinical message for physicians across the globe who are trying to protect patients from debilitating complications such as stroke,” said Gordon McInnes, MD, Professor of Medicine at the Western Infirmary in Glasgow, Scotland. “Jikei Heart tells us that adding Diovan to usual treatment regimens can offer substantial long-term protection.”

The Jikei Heart Study is the first controlled trial to assess the cardiovascular benefits of adding the angiotensin receptor blocker (ARB) Diovan to conventional non-ARB therapy, compared to non-ARB therapy alone, in a large Japanese population. Key events evaluated as part of the primary endpoint included heart attack, stroke and hospitalization for heart failure or angina pectoris.

The study was conceived, designed, and conducted by an investigator-led steering committee, representing the Jikei Executive Committee and the hospitals involved with the trial. The study was funded by the Jikei University School of Medicine in Tokyo with an unrestricted grant from Novartis. Novartis had no role in study design, data collection, data analysis, data interpretation or writing of the report.

“Innovative clinical trials have helped Diovan to advance cardiovascular patient care,” said Ameet Nathwani, MD, Global Head of Cardiovascular and Metabolic Clinical Research, Development and

Medical Affairs, Novartis Pharma AG. “The results of the independent Jikei Heart Study add to the already large body of evidence demonstrating Diovan’s efficacy in lowering blood pressure and preventing cardiovascular events.”

More details on the trial

The Jikei Heart Study1 was a multi-center controlled clinical trial with a prospective randomized open-label blinded endpoint (PROBE) design. It was conducted by the Jikei University School of Medicine in Tokyo in 3,081 people aged 20 to 79 years with high blood pressure, ischemic heart disease or congestive heart failure. There were no significant differences in blood pressure or heart rate between the treatment groups.

The cardiovascular events counted in the combined primary endpoint of cardiovascular mortality and morbidity were: new or recurrent stroke or transient ischemic attack, hospitalization for congestive heart failure or angina pectoris, heart attack, aortic dissection, lower limb arterial obstruction, doubling of serum creatinine, or transition to dialysis.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “can offer” or similar expressions, or by express or implied discussions regarding potential new indications or labelling for Diovan or Co-Diovan, or regarding potential future sales of these products. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Diovan or Co-Diovan to be materially different from any future results, performance or achievements expressed or implied by such statements.  There can be no guarantee that Diovan or Co-Diovan will be approved for any additional indications or labelling in any other market. Nor can there be any guarantee regarding potential future sales of Diovan or Co-Diovan. In particular, management’s expectations regarding these products could be affected by, among other things, competition in general; industry, government, and general public pricing pressures; unexpected clinical trial results, including additional analysis of  existing clinical data, and new clinical data; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events, or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

References

1.               Mochizuki S et al. Valsartan in a Japanese population with hypertension and other cardiovascular disease (Jikei Heart Study): a randomised, open-label, blinded endpoint morbidity-mortality study. The Lancet 2007;369:1431-1439.

Novartis Media Relations

Vivienne Schneider
Novartis Pharma Communications
+41 61 324 6162 (direct)
+41 79 619 1335 (mobile)
vivienne.schneider@novartis.com

Corinne Hoff
Novartis Global Media Relations
+41 61 324 9577 (direct)
+41 79 248 5717 (mobile)
corinne.hoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International:
Ruth Metzler-Arnold	+41 61 324 7944
Katharina Ambühl	+41 61 324 5316
Nafida Bendali	+41 61 324 3514
Jason Hannon	+41 61 324 2152
Thomas Hungerbuehler	+41 61 324 8425
Richard Jarvis	+41 61 324 4353

North America:
Ronen Tamir	+1 212 830 2433
Arun Nadiga	+1 212 830 2444
Jill Pozarek	+1 212 830 2445
Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 27, 2007	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting